FORM 6K

SECURITIES & EXCHANGE COMMISSION

Washington, D.C.  20549

___________________

REPORT OF A FOREIGN ISSUER

Pursuant to Rule 13a - 16  or  15d - 16

The Securities Exchange Act of 1934

ANGLO SWISS RESOURCES INC.  (File # 0-08797)

(Translation of the Registrant's Name into English )

#1904-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N7

(Address of principal Executive offices)

Attachments:

1.

Press Release(s) May 2006.

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

FORM 20 F      X                                            FORM 40F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule  12g3 – 2 (b) under the Securities Act of 1934.

 YES                                                                NO    X

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGLO SWISS RESOURCES INC.

(Registrant)

Dated: June 6, 2006

BY:

Chris Robbins

It’s       Vice President

(Title)

Anglo Swiss Resources Inc.

Suite 1904 - 837 West HASTINGS Street

Vancouver, BC  V6C 3N7

604-683-0484

Fax: 604-683-7497

June 6, 2006

VIA EDGAR

Securities & Exchange Commission

450 Fifth Street N.W.

Washington, D.C.

USA  20549

Dear Sir or Madam:

RE:

ANGLO SWISS RESOURCES INC.

SEC FILE NO.  0-08797

FORM 6K

On behalf of Anglo Swiss Resources Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Yours truly,

ANGLO SWISS RESOUCES INC.

Chris Robbins

Per:

Chris Robbins

Vice  President

News Release Dated May 26, 2006

Anglo Swiss Resources Retains Investor Relations

Anglo Swiss Resources Inc. (TSX.V-ASW / OTCBB –ASWRF) is pleased to report that it has appointed Barrie Field-Dyte as its new investor relations consultant, effective June 1, 2006. Mr. Field-Dyte has extensive experience within the securities industry and has strong knowledge with respect to the development of junior diamond exploration in the Northwest Territories of Canada as he previously had spent a number of years in an investor relations capacity with Mountain Province Diamonds Inc.

The corporation has entered into a 18-month consulting agreement with Mr. Field-Dyte to provide the company with investor relations services at a rate of $3,000 plus GST per month. Mr. Field-Dyte will be offering advice to management on a variety of issues, including the structuring of anticipated financings and he will offer services that include corporate communications, public relations and investor relations.

Mr. Field-Dyte has been granted 500,000 options, vesting quarterly over the next twelve months; exercisable at 12 cents per share during the term of the agreement. The transactions set out herein are subject to approval from the TSX Venture Exchange.

Anglo Swiss is an exploration company focused on locating diamond-bearing kimberlites in the Lac de Gras area, NWT, Canada.  The Company's philosophy is to obtain majority ownership of under-explored areas with unexplained kimberlite indicator mineral trains ("KIM's") and/or kimberlite targets near known kimberlites and diamond mining operations.  Anglo Swiss has acquired four projects which meet the acquisition criteria.

These four projects cover over 170,000 acres and are the probable source areas for numerous unresolved KIM trains and include a known diamondiferous kimberlite which warrants additional exploration.

In light of the close proximity to producing diamond mines, the presence of numerous diamondiferous kimberlites and KIM's, management is of the opinion that these properties are highly prospective for the further discovery of diamonds.  Anglo Swiss will continue to evaluate other diamond properties within the Lac de Gras/Slave Craton area that meet its acquisition criteria.

On behalf of the Board of Directors of

Anglo Swiss Resources Inc.,

(s) Len Danard

THE COMPANY RELIES ON LITIGATION PROTECTION FOR “FORWARD LOOKING” STATEMENTS.